Exhibit 99.1

China Rapid Finance Announces Completion of Asset Injection with YBT/SOS and Private Placement with Cash Investors --Paves the Way to Growth and Profitability

Shanghai, May 18, 2020 /PRNewswire/ -- China Rapid Finance Limited (NYSE: XRF) (the “Company”) today announced the closing of the asset injection and private placement transactions on May 15, 2020. Upon closing of the transactions, Yong Bao Two Ltd. (“YBT”), a holding company that controls SOS Information Technology Co., Ltd. (“SOS”) via contractual arrangements now becomes a wholly owned subsidiary of the Company.

YBT, through its consolidated subsidiaries, is a significant player in the emergency rescue business providing emergency healthcare services, emergency roadside assistance, emergency living assistance, and other rescue services in China. XRF’s fin-tech business will drive cross-sell opportunities and leverage funding sources from SOS’ portfolio. The Company now has significant growth potential with the combination of SOS’ emergency rescue services and XRF’s fin-tech services’ member base, which represents over 55 million members combined. SOS’ year over year revenue growth rate accelerated again in Q1-20 to 52%(unaudited).

Mr. Yandai Wang, CEO of SOS, has been appointed as the Executive Chairman and CEO of the Company. Mr. Wang has over 20 years of industrial experience in emergency rescue, telecom and call center services. He has been a visionary leader in the emergency rescue industry in China which has experienced explosive growth in the past decade.

Mr. Douglas Brown, an independent director of the Company, founder of DLB Capital and former Vice Chairman-Investment Banking at Morgan Stanley, has been appointed as the Non-Executive Chairman of the Board of XRF.

The XRF Board has also appointed two new independent directors nominated by YBT, Mr. Jonathan Zhang who serves as the Chairman of 5C Group International Asset Management and Mr. Wenbin Wu who serves as the Chairman of Shenzhen Rongde Investments Ltd. and Shenzhen Rongde Enterprise Management Advisory Company. Both new directors will join the Company’s Audit and Compensation Committees. This brings the Company’s board to seven members, three of which are independent directors.

The Company will be holding an investor call to introduce the new management and discuss strategic plans and expectations.

Thursday, May 21 at 4:30pm EST.

To join the conference: +1 (435) 777-2200 Conference ID 05212020

Additional information about the Company’s post-closing business will be made available in a subsequent 6-K filing.

About China Rapid Finance

China Rapid Finance (NYSE: XRF) is a holding company operating in fin-tech and emergency rescue services business.  Its fin-tech business offers award-winning decisioning technology and marketing services that addresses China's growing consumer credit market.  The Company’s newly acquired subsidiary, Yong Bao Two Ltd. (“YBT”), provides wide range of emergency rescue services to its corporate and individual members in China.  YBT’s operating subsidiary, SOS Information Technology Co., Ltd. (“SOS”), provides various types of membership cards to individual members in large corporations as part of employee benefits. Its products include SOS Medical Rescue Card, SOS Auto Rescue Card, SOS Financial Rescue Card, and SOS Life Rescue Card. SOS utilizes cloud and other cutting-edge technologies to provide emergency rescue services in a new fashion, including its app based mobile platform, cloud call centers and large data centers. SOS has contractual service agreements with major banks, insurance companies, internet companies, and telecom providers in China.

Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include timing of the proposed transaction; the business plans, objectives, expectations and intentions of the parties once the transaction is complete, and XRF’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the outcome of any legal proceedings that have been, or will be, instituted against XRF or other parties to the Agreements following the consummation of the transactions described therein; the ability of XRF to meet the NYSE listing standards following the closing of the transactions; the inability to integrate the YBT business with the current business; risks that the integration disrupts current plans and operations and the potential difficulties in employee retention as a result of the consummation of the transactions; changes in applicable laws or regulations; the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition; the ability of the combined company to grow and manage growth profitability, maintain relationships with customers and retain its key employees; the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by XRF.

Additional information concerning these and other factors that may impact our expectations and projections can be found in our periodic filings with the SEC, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2018. XRF’s SEC filings are available publicly on the SEC’s website at www.sec.gov. XRF disclaims any obligation to update the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:

The Investor Relations Department,

IR@crfchina.com